SHININGBANK
Energy Ltd.

August 23, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Press Release dated August 22, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

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1310, 111-5th Avenue S.W., Calgary, Alberta T2P 3Y6 Telephone: (403) 268-7477 Fax: (403) 268-7499 E-mail: shiningbank@shiningbank.com

File No. 82-34977

SHININGBANK
Energy Income Fund

August 22, 2006

TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces September 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for September 2006 will be **C$0.23 per unit. The distribution is payable on September 15, 2006 to unitholders of record on August 31, 2006. The ex-distribution date is August 29, 2006.** This represents an approximate 12% annualized pre-tax cash-on-cash yield based on the August 21, 2006 closing price of C$22.19 per unit.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator